

Mail Stop 4631

June 14, 2017

<u>Via E-Mail</u>
James A. Barnes
President and Chief Financial Officer
Wrap Technologies, Inc.
4620 Arville Street, Suite E
Las Vegas, Nevada 89103

> **Re: Wrap Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 17, 2017**
> **File No. 333-217340**

Dear Mr. Barnes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2017 letter.

<u>General</u>

1. Please disclose the number of common shares you are registering in the initial public offering.

2. We note your response to comment two in our letter dated May 12, 2017. Please revise the registration statement to comply with Rule 419 or state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

<u>Prospectus Cover Page</u>

3. We note that you have disclosed an offering price range. We presume that you are omitting the final price of the offering pursuant to Rule 430A of the Securities Act and

that you file this information in a form of prospectus filed with the Commission pursuant to Rule 424(b). Please clarify how you will proceed in this regard.

Business, page 23

MegaWest Merger, page 24

4. Please disclose the nature of Petro River Oil Corp.'s business in this section. We note the disclosure on page 6 of the Alternate Prospectus.

Related Party License and Royalties, page 28

5. We note your response to comment 17 in our letter dated May 12, 2017. Please revise your disclosure to include the statement from your response letter that Syzygy Licensing, L.L.C. has no ongoing operations such as manufacturing.

Alternate Prospectus

Alternate Pages; The Offering, page 4

6. We note your response to comment ten in our letter dated May 12, 2017 Please revise your disclosure to state that Petro River is, rather may be deemed, an underwriter.

7. We note your response to comment 11 in our letter dated May 12, 2017. In addition to the alternate prospectus registering all of the shares of common stock of the registrant owned by Petro River that are being distributed to the Petro River shareholders, the alternate prospectus must also (1) register the resale of shares by Petro River Oil Corp.'s shareholders, which should be at a fixed price, (2) all of the Petro River Oil Corp.'s shareholders who receive shares in the distribution must be identified, and Item 507 of Regulation S-K disclosure must be provided and (3) such shareholders must be named as underwriters. In this regard, we refer you to Securities Act Rules Compliance Disclosure & Interpretations 612.15 which can be found on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Undertakings

8. Please disclose the undertakings required by Item 512(i) of Regulation S-K.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Via E-Mail
       Jessica Sudweeks, Esq.